Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

POLL RESULTS OF

THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS HELD ON MARCH 26, 2014

The Board is pleased to announce that the resolution as set out in the notice of the EGM dated February 28, 2014 was duly passed by the Shareholders by way of poll at the EGM held on March 26, 2014.

Reference is made to the notice of the Extraordinary General Meeting (the “EGM”) of Melco Crown Entertainment Limited (the “Company”) dated February 28, 2014.

The board of directors (the “Board”) is pleased to announce that the resolution as set out in the notice of the EGM dated February 28, 2014, was duly passed by the shareholders of the Company (the “Shareholders”), by way of poll at the EGM held on March 26, 2014. Computershare Hong Kong Investor Services Limited, the Hong Kong share register of the Company, was appointed as the scrutineer for the vote-taking at the EGM.

The poll results in respect of the resolution proposed at the EGM is set out below:

Number of Votes (%)
Ordinary Resolution	For	Against
THAT (a) the declaration and payment of a special dividend of US$0.1147 per ordinary share of the Company out of the share premium account of the Company pursuant to Article 147 of the Articles of Association of the Company and in accordance with the Cayman Companies Law (as amended) of the Cayman Islands (the “Special Dividend”) to shareholders of the Company whose names appear on the register of members of the Company on the record date fixed by the board of directors (the “Board”) for determining the entitlements to the Special Dividend be and is hereby approved; and (b) the directors and officers of the Company be and are hereby authorized to execute such documents and take such action as they deem appropriate for the foregoing purpose.	1,463,417,471 (99.636%)	5,349,897 (0.364%)

As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

As of the date of the EGM, the total number of issued shares of the Company was 1,666,633,448, which was the total number of shares entitling the Shareholders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any Shareholders to cast votes of the proposed resolution at the EGM and there were no shares entitling the Shareholders to attend and vote only against the proposed resolution at the EGM. No Shareholder was required to abstain from voting at the EGM for approving the resolution proposed at the EGM.

By Order of the Board of
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, March 26, 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Clarence Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

This announcement is proposed in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

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